UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016

Commission file number: 001-36621

FOAMIX PHARMACEUTICALS LTD.
(Translation of registrant's name into English)

2 Holzman Street, Weizmann Science Park
Rehovot, Israel
(Address of principal executive office)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On May 15, 2016, Mr. Meir Eini resigned from the board of directors, or the board, of Foamix Pharmaceuticals Ltd. (the “Company”). Mr. Eini’s decision to retire from the board is not due to any disagreement with the Company and he will continue as the Company’s Chief Innovation Officer and a member of its Executive Management Committee, as well as maintaining responsibility for Investor Relations in Israel.

The board subsequently resolved to appoint Dr. Stanley Hirsch, an incumbent director, as chairman of the board, and also to appoint Dr. Dalia Megiddo as a director of the Company until the end of the next annual general meeting of the Company.

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release issued by the Company concurrently with this report, regarding the appointment of Dr. Stanley Hirsch as chairman, and Dr. Dalia Megiddo as a director.

The information contained in this Form 6-K is incorporated by reference into (i) the registration statement on Form S-8 (number 333-199486) of the registrant, filed with the Securities and Exchange Commission (the “SEC”), as amended by the post-effective registration statement on Form S-8 POS filed February 5, 2016, (ii) the registration statement on Form S-8 (number 333-209403) of the registrant, filed with the SEC, and (iii) the registration statement on Form F-3 (333-207543) of the registrant, filed with the SEC, in each case to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit

99.1	Press release: Foamix Names Dr. Stanley Hirsch as Chairman and Dr. Dalia Megiddo as a member of the Board of Foamix Pharmaceuticals.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOAMIX PHARMACEUTICALS LTD. (Registrant)

By:	/s/ Ilan Hadar
Name: Ilan Hadar
Title: Chief Financial Officer

Date: May 16, 2016